                                                                   [Exhibit 114]

                                [ITT Letterhead]



                                     DATE:     October 13, 1997
                                     CONTACT:  Jim Gallagher
                                     TELEPHONE: 212-258-1261
                                                      OR
                                     CONTACT:  George Sard/David Reno
                                                        Sard Verbinnen & Co.
                                     TELEPHONE: 212-687-8080


                              FOR IMMEDIATE RELEASE


                ITT ANNOUNCES STREAMLINING PROGRAM THAT WILL SAVE
               $55 MILLION PER YEAR AS PART OF ITS PLAN TO ENHANCE
                                SHAREHOLDER VALUE

          WILL CONSOLIDATE CORPORATE, HOTEL AND GAMING STAFF FUNCTIONS
                                 IN ONE LOCATION

         NEW YORK, NY, OCTOBER 13, 1997 -- ITT Corporation (NYSE: ITT) today announced that its Board of Directors has approved management's streamlining program which is expected to generate pre-tax savings of approximately $55 million per year in 1998 and beyond. The streamlining is another step in ITT's continuing plan to increase shareholder value by splitting, tax-free, into three public companies and repurchasing a significant portion of ITT shares.

         The $55 million savings will be realized by the planned hotel and gaming company, ITT Destinations. These savings are in addition to the $25 million in savings announced and implemented earlier this year. There will be no effect on ITT World Directories, the planned telephone directories company, or on ITT Educational Services (NYSE: ESI), the technical schools company which is already publicly traded.

         ITT will consolidate corporate headquarters staff functions with those of both its Sheraton hotel operations in Boston and its Caesars gaming operations in Las Vegas into a single, smaller world headquarters.

         The new headquarters will be located in either the Sheraton Hotel Complex in New York City, a facility in Westchester/Fairfield County or Sheraton's existing headquarters in Boston.

         The new headquarters staff is expected to number 80 people, down from a combined 166 people now at the three existing locations and from 323 people in April. The 86 employees whose jobs are being eliminated will receive the same severance, retirement benefits and outplacement services received by employees affected by the earlier reduction. The company expects to take a one-time charge in the fourth quarter for the streamlining program.

         Rand V. Araskog, Chairman and Chief Executive of ITT, said: "We had previously planned this streamlining initiative to occur after the three-way split, but we now see no reason to wait. We are committed to serving the best interests of our shareholders and we are evaluating the best way to return this incremental value to them. This initiative will significantly enhance our 1998 hotel and gaming earnings and cash flow and leave us well positioned to achieve superior growth. The Sheraton, Caesars and ITT management teams all worked together on the streamlining program--and will continue to do so in the future to further improve the competitive position of our world-class hotel and gaming operations."

                                     - ITT -